LAS VEGAS RAILWAY EXPRESS, INC.
6650 VIA AUSTI PARKWAY, SUITE 140
LAS VEGAS, NV 89119

March 24, 2015

Kathryn McHale
Senior Staff Attorney
U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Las Vegas Railway Express, Inc. Revised Preliminary Proxy Statement on Schedule 14A Filed March 13, 2015 File No. 000-54648

Dear Ms. McHale:

By letter dated March 20, 2015, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Las Vegas Railway Express, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Revised Preliminary Proxy Statement on Schedule 14A filed on March 13, 2015. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Proposal No.2

Purposes and Effects of Proposal 2, page 3

1.
We note your response to comment 1 of our letter dated February 27, 2015. Please revise the paragraphs relating to the November 22, 2013 purchase agreement and the April 11, 2014 Note Exchange Agreement to identify the institutional investor and debt holder.

Response: The above-referenced paragraphs have been revised to identify the institutional investor and debt holder.

2.
Please revise and confirm that each of the agreements discussed beginning on page 4 are included in both the discussion in the second paragraph on page 3 and the table on page 3. As examples only, we note the following discrepancies:

a.	The convertible note agreement with KBM Worldwide, dated March 25, 2014, is not included in the table;
b.	The promissory note with KBM Worldwide, dated June 17, 2014, is not included in the paragraph on page 3;
c.	The convertible promissory note dated July 1, 2014 is not included in the table or in the discussion beginning on page 4; and
d.	The convertible promissory note with JSJ Investments, dated September 23, 2014 is not included in the table.

Response: The above-referenced disclosures have been revised to reflect all of the agreements discussed beginning on page 4 being included in both the discussion in the second paragraph on page 3 and the table on page 3. Please note, however, that the convertible promissory note dated July 1, 2014 referenced in item c above has not been included; “July 1, 2014” is not the correct date, and this was intended to refer to the promissory note with KBM Worldwide, dated June 17, 2014, which has already been included, and the required correction has been made.

Potential for Dilution to the Ownership of Existing Shareholders and Other Effects of Proposal 2, page 5

3.
We note your response to comment 2 of our letter dated February 27, 2015. Please revise to quantify the potential dilution to earnings and book value on a per share basis, assuming full conversion of the notes.

Response: The above-referenced information has been added to this disclosure.

4.
We note your response to comment 3 of our letter dated February 27, 2015. Please revise to include the information as of the historical period prior to the first issuance, specifically, September 30, 2013, in addition to the information you have provided. Please include the revised information in tabular format.

Response: The above-referenced information has been added to this disclosure.

Security Ownership of Beneficial Owners and Management, page 17

5.
We note your response to comment 4 of our letter dated February 27, 2015. It appears from the Schedule 13G/A filed on January 23, 2015 that the table should be revised to include Typenex Co-Investments because it is reporting 9.99% ownership. Please revise.

Response: This disclosure has been revised to reflect the above comment.

6.
We note that the Redwood Management note could convert to 8.10% ownership, and that the agreement does not appear to contain a blocker provision. Please revise to include this entity in the table or explain why you are not required to do so.

Response: This disclosure has been revised to reflect the above comment.

7.	We note that the JSJ Investments note does not appear to contain a blocker provision. Please revise to include this entity in the table or explain why you are not required to do so.

Response: This note was not included in the Beneficial Ownership Table because, as of November 13, 2014, such note has been paid in full.

The Company acknowledges that

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

/s/ Michael Barron
Michael Barron
Chief Executive Officer
Las Vegas Railway Express, Inc.